UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Digital Recorders, Inc.

(Name of Issuer)

Common Stock, $0.10 Par Value

(Title of Class of Securities)

253869 10 1

(CUSIP Number)

Thurman L. Willis, Jr.

P.O. Box 415

Monticello, GA 31064

(706) 476-0979

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 253869 10 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thurman L. Willis, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 300,000 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 300,000 10 SHARED DISPOSITIVE POWER 268,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 568,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON* IN

*	See Instructions

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.10 per share (the “Common Stock”) of Digital Recorders, Inc., a North Carolina corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5949 Sherry Lane, Suite 1050, Dallas, Texas 75225.

Item 2. Identity and Background

This statement is filed on behalf of Thurman L. Willis, Jr. (the “Reporting Person”). The Reporting Person’s address is 208 East Green St., Monticello, Georgia 31064. The principal occupation of the Reporting Person is President and Chief Operating Officer of McIntosh Bancshares, Inc., located in Jackson, Georgia. During the last five years, the Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On April 29, 2005, the Reporting Person purchased 100,000 shares of Common Stock for a purchase price of $1.984 per share in an open market transaction through a broker. The purchase was funded from the personal funds of the Reporting Person.

Item 4. Purpose of Transaction.

All of the shares of Common Stock acquired by the Reporting Person described herein were acquired and are held solely for investment purposes. The Reporting Person reviews his investment in the Common Stock on an ongoing basis and may explore from time to time a variety of alternatives, including the acquisition of additional shares of Common Stock or dispositions of Common Stock in the open market or in privately negotiated transactions.

Other than as set forth herein, the Reporting Person has no present plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the Issuer’s board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that would impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	See Boxes 11 and 13 of cover page 2. The Reporting Person’s percentage ownership of Common Stock is based on 9,660,848 shares of Common Stock outstanding as of April 15, 2005, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on April 29, 2005.

(b)	See Boxes 7-10 of cover page 2. The Reporting Person shares discretionary authority over 268,000 shares held for the benefit of a number of individuals. No voting or similar agreements exist between such individuals or between the Reporting Person and such individuals.

(c)	On May 5, 2005, the Reporting Person sold 10,000 shares of Common Stock for $2.275 per share in an open market transaction through a broker.

(d)	Certain persons have the right to receive dividends from, or proceeds from, the sale of a portion of the Common Stock over which the Reporting Person has voting and dispositive power. The interest of these persons does not relate to more than five percent of the class of shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2005

By:	/s/ Thurman L. Willis, Jr.
Thurman L. Willis, Jr.